SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                            REGAL-BELOIT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value,
                      with attached Common Share Purchase Rights
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    758750103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               Page 1 of 3 pages

CUSIP No. 758750103                           13G

      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Company
               14-0689340

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a) [ ] (b) [ ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York


       NUMBER OF                5        SOLE VOTING POWER
         SHARES                          4,559,048
      BENEFICIALLY
        OWNED BY                6        SHARED VOTING POWER
          EACH                           --
       REPORTING
      PERSON WITH:              7        SOLE DISPOSITIVE POWER
                                         4,559,048

                                8        SHARED DISPOSITIVE POWER
                                         --


      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,559,048

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [  ]

      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               15.7%

      12       TYPE OF REPORTING PERSON*

               CO

        *SEE INSTRUCTIONS BEFORE FILLING OUT




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                                                               Page 2 of 3 pages



Item 1(a).        Name of Issuer:

                  Regal-Beloit Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  200 State Street, Beloit, Wisconsin 53511.

Item 2(a).        Name of Person Filing:

                  General Electric Company ("GE").

Item 2(b).        Address of Principal Business Office, or, if none, Residence:

                  GE's principal business office is located at 3135 Easton Turnpike, Fairfield, CT 06828.

Item 2(c).        Citizenship or Place of Organization:

                  GE is a New York corporation.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value.


Item 2(e).        CUSIP Number:

                  758750103


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


      (a)   [   ]   Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o).

      (b)   [   ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ] An investment advisor in accordance with ss.ss.240.13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.ss.240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with ss.ss.240.13d-1(b)(1)(ii)(G).

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)           [ ] Group, in accordance with ss.ss.240.13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

                  Ownership as of December 31, 2004 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.


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                                                               Page 3 of 3 pages

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 6, 2005                           GENERAL ELECTRIC COMPANY

                                                 By: /S/ Lloyd G. Trotter
                                                 Name: Lloyd G. Trotter
                                                 Title: Senior Vice President





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                                  EXHIBIT INDEX

A.   Power of Attorney,  dated as of January 6, 2005  appointing
     John W. Campo, Jr. and Ronald Herman as attorney-in-fact for General Electric Company.



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                                                                       Exhibit A



                                POWER OF ATTORNEY

     The undersigned, General Electric Company, a New York corporation (hereinafter referred to as the "Corporation") does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

Name of Attorney:

                                    John W. Campo, Jr.
                                    Ronald Herman


     Each Attorney shall have the power and authority to do the following:

     To execute and deliver any Schedule 13D or Schedule 13G, any forms or certificates required in connection with any filings under Section 16, or any amendments to any of the foregoing required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities of Regal-Beloit Corporation owned by the Corporation or any of its subsidiaries.

     And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

     Agreements, commitments, documents, instruments and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

     This Power of Attorney shall be governed under the laws of the State of New York.



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     IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 6th day of January, 2005.

                                        General Electric Company

         (Corporate Seal)

                                        By:  /s/ Lloyd G. Trotter
                                             Lloyd G. Trotter
                                             Senior Vice President




Attest:

/s/ Matthew M. Clark
Matthew M. Clark, Attesting Secretary